Exhibit 34.1

Report of Independent Registered Public Accounting Firm

The Board of Directors

Halifax plc:

We have examined Halifax plc’s (the “Company”) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for residential mortgage-backed securities transactions of Permanent Master Issuer plc (the “Platform”), except for servicing criteria 1122(d)1(ii)-(iv), 1122(d)(2)(vi), and 1122(d)(4)(x), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of 31 December 2006 and for the period from 17 October 2006 to 31 December 2006. Appendix A to the accompanying Report on Assessment of Compliance with Servicing Criteria identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset-backed transactions and securities that comprise the Platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following instances of material noncompliance with servicing criteria 1122(d)(2)(i) and 1122(d)(4)(iv) applicable to the Company during the period from 17 October 2006 to 31 December 2006. During the period from 21 December 2006 to 31 December 2006, approximately £59 million of payments on pool assets had been received by the Company but had not been posted to the obligor records maintained by the Company within two business days of receipt and Permanent Master Issuer plc’s share of these payments had not been deposited into the appropriate custodial bank accounts or related bank clearing accounts within two business days of receipt.

In our opinion, except for the instances of material noncompliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria for the period from 17 October 2006 to 31 December 2006.

KPMG Audit Plc

Leeds, England

28 March 2007